UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

106535

April 1, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Weyerhaeuser Company
Incoming letters dated March 5, 2004, March 10, 2004, March 12, 2004, and March 17, 2004

Dear Mr. Chevedden:

This is in response to your letters dated March 5, 2004, March 10, 2004, March 12, 2004, and March 17, 2004 concerning the shareholder proposal submitted to Weyerhaeuser by Nick Rossi. On February 6, 2004, we issued our response expressing our informal view that unless the proponent provides Weyerhaeuser with a proposal and supporting statement revised in a specified manner, Weyerhaeuser could exclude portions of the supporting statement. On March 8, 2004, we issued an additional response expressing our informal view that, in light of Weyerhaeuser's representation that it has adopted a policy that requires shareholder approval in adopting any rights plan, there appeared to be some basis for its view that it may exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked that we reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Weyerhaeuser Company
Poison Pill Topic

Ladies and Gentlemen:

Included is a supplemental rule 14a-8 shareholder proposal which is submitted consistent with following the successful lead of companies in both a) submitting supplemental no action arguments and b) in submitting new facts. This is a request to receive the same consideration as the supplemental company no action requests and the new company facts. This could be considered less than a supplemental proposal because it is the same as the original proposal except a sentence is withdrawn concerning director discretion.

It is believed that rule 14a-8 intends for shareholders and companies to have the same rights for reconsideration. In other words that there is not be a two-tier system for reconsideration with companies being given a superior number of options to obtain successful reconsideration.

Companies now have the last-minute option of obtaining Staff concurrence with fine-tuning the text of their response to rule 14a-8 shareholder proposals. This is a shareholder request for less than an opportunity for fine-tuning – simply the withdrawal of text.

SLB 14 does not set an absolute limit on the opportunity to revise shareholder proposals:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

Additionally this shareholder request can be considered the most minor of revisions, if even a revision, because it merely withdraws text.

This request is submitted consistent with shareholders having a lesser option in the rule 14a-8 process than companies have – that of merely withdrawing text.

Sincerely,

John Chevedden

cc:
Nick Rossi
Robert Essner

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	52%
2003	55%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because the 55% support followed our Directors' objection to the proposal and insiders hold 5% of our stock. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I believe our 55% vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 78 other companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 the majority of shareholders (voting yes or no) at 78 companies believe companies should increase shareholder input on a poison pill.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Yahoo! Finance, Quotes and Info
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, March 10, 2004 11:19 PM
To: cfletters@sec.gov
Subject: Weyerhaeuser Company (Feb. 6, 2004)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies March 10, 2004
FX: 202-942-9525
cfletters@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Weyerhaeuser Company (Feb. 6, 2004)

Ladies and Gentlemen:

This is to respectfully request 7-days to prepare a request for reconsideration of the March 8, 2004 Staff letter. I will telephone on March 11, 2004 in this regard.

Sincerely,

John Chevedden

cc: Steven Rogel
FX: 253-924-3543
Mack L. Hogans
FX: 253-924-5204

From: J <olmsted7p@earthlink.net>
To: <cfletters@sec.gov>
Date: Wednesday, March 17, 2004 11:17 AM
Subject: Weyerhaeuser Company (March 8, 2004)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies March 17, 2004
FX: 202-942-9525
cfletters@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Weyerhaeuser Company (Feb. 6, 2004)
Weyerhaeuser Company (March 8, 2004)
Both regarding the same Poison Pill proposal

Ladies and Gentlemen:

Please advise the anticipated date of the Staff response to the March 5, 2004 and March 12, 2004 rebuttal letters to the company position on this proposal.

Sincerely,

John Chevedden

cc:
Nick Rossi

Steven Rogel
Chairman
Weyerhaeuser Company (WY)
PH: 253-924-2345
FX: 253-924-3543
Mack L. Hogans

Senior Vice President, Corporate Affairs
PH: 253-924-5272
FX: 253-924-5204

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

March 5, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Weyerhaeuser Company (Feb. 6, 2004)
Rebuttal to Two-Month Late Second Perkins Coie LLP No Action Request of February 19, 2004 on the Very Same Proposal
Poison Pill

Ladies and Gentlemen:

This is the more detailed response promised within two weeks to the untimely second company no action request, dated February 19, 2004, on the very same shareholder proposal. The first no action request was dated two-months earlier, December 19, 2003. The company request was not concurred with in Weyerhaeuser Company (Feb. 6, 2004).

According to the company letter and opinion, both dated February 19, 2004, the proposal states:
RESOLVED: That the shareholders of our company request that the Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

The February 12, 2004 company resolution states:
"RESOLVED, that the Board of Directors shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if a majority of the independent Directors of the Board, exercising their fiduciary duties under Washington law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances."

The meaninglessness of this resolution is expressed by the following text using most of the word of the original resolution:
The Board may act on its own to adopt a shareholder rights plan if a majority of the independent Directors of the Board, exercising their fiduciary duties under Washington law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances. Otherwise the Board of Directors shall obtain shareholder approval prior to adopting any shareholder rights plan.

In other words the company need not have any vote whatsoever if the Board so "determine[s]."

The company cites the resolutions of Praxair and Marathon Oil as purported precedents. However, these two resolutions each go substantially beyond the company resolution.

The Praxair, Inc. (PX) resolution states:
The Boards' policy is that it shall adopt or materially amend a Stockholder right Plan only if, in the exercise of its fiduciary responsibilities under Delaware law, and acting by a majority of its independent directors, it determines that such action is in the best interests of [the Company's] shareholders. If the Board adopts or materially amends a Stockholder Rights Plan, it shall submit such action to a non-binding shareholder vole as a separate ballot item at the first annual meeting of shareholder occurring at least six months after such action.

The Marathon Oil (MRO) resolution states:
If the board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties, and the Board of Directors will seek prior stockholder approval of the plan unless, due to time constraints or other reasons, the Corporate Governance and Nominating Committee determines that it would be in the best interests of stockholders to adopt the rights plan before obtaining stockholder approval.

If a rights plan is adopted without stockholder approval, the plan must either be ratified by stockholders or expire on the first anniversary of its effective date.

The company resolution appears to have a greater resemblance to The Boeing Company (Feb. 6, 2004) and Mattel, Inc. (Feb. 23, 2004). In both of these cases the respective company requests were not concurred with.

In The Boeing Company (Feb. 6, 2004)
The company resolution stated:
Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board intends to submit any future rights plan to a vote of the shareholders.

In Mattel, Inc. (Feb. 23, 2004)
The company resolution stated:
Subject to its fiduciary duties, which may dictate otherwise depending on the circumstances, the Board of Directors of the Company would intend to submit any future shareholder rights plan to a vote of the Company's stockholders.

In any event the company gives no reason for its resolution, in spite of its gaps compared to the Praxair and Marathon Oil resolutions, to nonetheless be entitled to the same conclusion as Praxair and Marathon Oil.

Guise of a "supplemental letter"
There is no company argument or support that this second company request should be considered a claimed "supplemental letter" as opposed to an entirely new request which should have been submitted December 19, 2003 to be considered timely. The first company no action request was barely submitted on time and now two months later the company submits a second no action request on the very same proposal.

The two-months-late second company request is based on action the company cites for which the company had complete control over the timing. The company-cited action could have been taken 6-months ago.

Furthermore under the guise of a "supplemental letter" the company is attempting to set a precedent for superior consideration for companies in comparison to shareholders under rule 14a-8.

For example if a shareholder proposal is excluded by the no action Staff Response letter the shareholder is not allowed to take an action, such as revise the proposal, and then ask for a second consideration of the shareholder proposal. It is a disturbing precedent if companies can start with a clean sheet of paper after a non-concurring no action Staff Response. Yet the shareholder is locked into text submitted 5-months before than annual meeting.

Additionally if a shareholder asks for reconsideration of the proposal the reconsideration can be rejected by the Staff with essentially no explanation. However, if a company submits a second no action request on the same proposal, the Staff Response letter typically will give an explanation of the reason for the decision.

Furthermore shareholders would have no reasonable chance of an appeal of a second company no action request on the very same proposal.

Under the guise of "supplemental letter" the Staff and the proponent are burdened with responding to two no action requests on a single proposal during the most work-intensive period of the proxy season. Additionally the company has created a further burden by necessitating that the Staff and the proponent research a tedious 12-page state law opinion which was included by the company. Acceptance of such company tactics will guarantee that companies have the last word in the no action process.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
Robert Essner